UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Act of 1934

(Amendment No. 3)*
HUDSON TECHNOLOGIES, INC.
(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE
(Title of Class of Securities)
444144-10-9
(CUSIP Number)

Stephen P. Mandracchia Hudson Technologies, Inc. 1 Blue Hill Plaza PO Box 1541 Pearl River, New York 10965 (845) 735-6000
(Name, Address and Telephone Number of Person Authorized to receive Notice and Communications)
January 20, 2012
(Date of Event which Requires Filing of this Statement)

if the filing person has previously filed a statement on schedule 13g to report the acquisition that is the subject of this schedule 13d, and is filing this schedule because of SECTIONS 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),

check the following box ☐ ..

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See RULE 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 444144-10-9
1.	NAMES OF REPORTING PERSONS. Stephen P. Mandracchia
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) NA
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7.	SOLE VOTING POWER 2,225,695 (of which 1,408,420 shares are held of record in the name of Reporting Person's spouse and 374,275 Shares are issuable upon exercise of options)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 817,275 (of which 374,275 shares are issuable upon exercise of options)
PERSON WITH	10.	SHARED DISPOSITIVE POWER 1,408,420 shares that are held of record in the name of Reporting Person's spouse
11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,225,695 (of which 1,403,420 shares are held of record in the name of Reporting Person's spouse and 374,275 Shares are issuable upon exercise of options)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.21%
14.	TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer

This Amendment No. 3 amends and supplements the Schedule 13D, as previously amended by Amendment Nos. 1 and 2 (the "Schedule 13D"), of Stephen P. Mandracchia (the "Reporting Person") with respect to his beneficial ownership of the common stock, par value $.01 per share ("Common Stock"), of Hudson Technologies, Inc., a New York corporation (the "Company"), whose principal executive offices are located at PO Box 1541, One Blue Hill Plaza, 14th Floor, Pearl River, New York 10965. Except as amended hereby, there has been no change in the information contained in the Schedule 13D.

The purpose of the dispositions of the shares of Common Stock reported in Item 5(c) below were to allow the Reporting Person to make gifts to certain family members and to make charitable contributions.

Item 5. Interest in Securities of the Issuer.

(a) According to the Company there were issued and outstanding 23,790,455 shares of Common Stock as of March 19, 2012. The Reporting Person beneficially owns 2,225,695 shares of the Company's Common Stock, comprising 9.21% of the 23,790,455 shares of the Company's Common Stock issued and outstanding as of March 19, 2012, such ownership consisting of (i) 1,851,420 shares of Common Stock, of which 443,000 shares are held of record by the Reporting Person and 1,408,420 shares are held of record in the name of the Reporting Person's spouse, and (ii) 374,275 shares that are issuable upon exercise of options held by the Reporting Person.

(b) The Reporting Person may be deemed to have (i) sole power to vote or direct the vote of 2,225,695 shares, consisting of 443,000 shares held of record by the reporting person, 1,408,420 shares held of record in the name of the Reporting Person's spouse, and 374,275 shares that are issuable upon the exercise of options held by the Reporting Person; (ii) sole dispositive power over 817,275 shares consisting of the 443,000 shares owned of record by the reporting person and the 374,275 shares that are issuable upon the exercise of options held by the Reporting Person, and (iii) shared power to dispose of the 1,408,420 shares held of record in the name of the Reporting Person's spouse.

(c) Between May 25, 2010 and January 20, 2012, the Reporting Person and his spouse collectively gifted a total of 175,000 shares of the Company's Common Stock. In addition, on December 17, 2009, the Reporting Person received Incentive Stock Options to purchase 58,000 shares of the Company's Common Stock at an exercise price of $1.26 per share. There have been no other transactions in the class of securities reported or that were effected during the past sixty days by the Reporting Person.

(d) Except for the Reporting Person's spouse, no person other than the Reporting Person has the right to receive dividends on, and any proceeds from the disposition of, any Shares reported as owned by him in Item 5 above.

(e) It is inapplicable for the purposes hereof to state the date on which the Reporting Person ceased to be the owner of more than five percent (5%) of the Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 21, 2012______________

Date

/s/ Stephen P. Mandracchia__

Signature